Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated June 16, 2026)	Registration No. 333-293717

TRINITY BIOTECH PLC

Secondary offering of up to

33,752,429 American Depositary Shares

representing

675,048,580 Ordinary Shares

This prospectus supplement updates and supplements the information contained in the prospectus dated June 16, 2026 (as may be supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1, with information contained in our Report on Form 6-K, which was filed with the Securities and Exchange Commission on June 18, 2026 (the “Current Reports”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus, as it may be amended or supplemented from time to time, relates to the offer and resale by the Selling Shareholders from time to time of up to 675,048,580 Ordinary Shares, represented by up to 33,752,429 ADSs.

Our ADSs are listed for trading on the Nasdaq Global Select Market under the symbol “TRIB.” The last reported sale price of our ADSs on June 17, 2026 was $0.5799.

You should read the Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities.

Our business and an investment in our ADSs involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 4 of the Prospectus and any other risk factors contained in any applicable prospectus supplement and in the documents incorporated by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 18, 2026.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, County. Wicklow, Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070) and Form F-3 and (File Nos. 333-267160, 333-286020, 333-295842 and 333-280391).

 EXPLANATORY NOTE

On June 16, 2026 the Company announced it had been awarded significant orders for over 2 million TrinScreen HIV tests. The Company also announced its results for the quarter ended March 31, 2026.

EXHIBIT INDEX

Exhibit	Description
99.1	Trinity Biotech Awarded Significant Orders for Over 2 Million TrinScreen HIV Tests And Reports Q1 2026 Financial Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date: June 18, 2026

Exhibit 99.1

Contact: Trinity Biotech plc Paul Murphy (353)-1-2769800	RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Awarded Significant Orders for Over 2 Million TrinScreen HIV Tests And Reports Q1 2026 Financial Results

-          Orders reinforce strong demand outlook in global health markets and supports 2026 revenue and profitability targets

-          Company publishes Q1 2026 financial results with revenue in line with prior guidance & substantial year-on-year gross margin percentage improvements

DUBLIN, Ireland (June 16, 2026) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced that it has received additional purchase orders for over 2 million units of its flagship rapid HIV test, TrinScreen™ HIV. These orders are scheduled for fulfillment in Q3 2026 and are expected to make a meaningful contribution to the Company’s 2026 revenue and profitability objectives.

These orders provide further evidence of renewed, broad-based demand for rapid HIV diagnostics across global health markets, following disruptions in 2025 due to changes affecting international aid funding structures.

TrinScreenTM HIV is a WHO prequalified point of care diagnostic test designed for use in high-volume community screening programs in countries with high HIV prevalence, offering reliable results and ease of use in diverse clinical settings. These orders will be manufactured under the new offshored and outsourced manufacturing process, a key deliverable in the Company’s Comprehensive Transformation Plan, which provides for efficient and cost-effective scalability.

John Gillard, CEO of Trinity Biotech, commented:

“Recent outbreaks of Ebola and Hantavirus serve as an important reminder of the ongoing public health risks posed by infectious diseases. Against this backdrop, these additional orders for TrinScreen HIV represent a further welcome indication of renewed focus on HIV disease management.”

In addition, the Company continues to execute the commercial scale-up of outsourced upstream UniGold HIV™ production, following regulatory approvals received earlier this year. This is a final core component in the Comprehensive Transformation Plan and upon scale-up completion is expected to deliver substantial improvements in gross margin, EBITDA and cashflow generation. The Company expects the commercial scale-up of this outsourced manufacturing model for UniGold HIV™ to be substantially in place during Q3 2026.

Alongside execution of the final stages of the Comprehensive Transformation Plan, the Company continues to advance its development pipeline, including CGM+ and other key innovation programmes, which underpin its long‑term growth ambitions.

Q1 2026 Results

•         Revenues for Q1 2026 increased by 43% to $10.8m, compared to Q1 2025 revenue of $7.6m, primarily due to:

o        Rapid HIV sales of $3.7m in Q1 2026, including TrinScreen™ HIV sales of $2.3m compared to $0.4m in Q1 2025

o        an increase in haemoglobin product sales, rising to $3.3m compared to $2.3m in Q1 2025

•         Gross margin increased from 25.2% to 35.4% supported by changes to the Company’s operating structure under its Comprehensive Transformation Plan. Gross profit for Q1 2026 was $3.8m compared to $1.9m in Q1 2025.

•         Net Loss of $4.4m (Q1 2025: net loss of $8.8m).

•         Adjusted EBITDAi of negative $1.1m for Q1 2026 compared to negative $4.0m for Q1 2025.

•         The Company has issued a full presentation of its Q1 2026 results which can be viewed on the Company’s website www.trinitybiotech.com/investor-relations/financial-reports.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2025 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

i Earnings before interest, tax, depreciation, amortisation, and share-based compensation charges – also excludes impairment charges, restructuring costs and non-recurring corporate finance and transaction-related costs.